UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 23, 2015

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 23 December 2015 – On 29 October 2015, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015.

Under the programme initiated 29 October 2015, Novo Nordisk will repurchase B shares for an amount up to DKK 4.5 billion in the period from 29 October 2015 to 1 February 2016.

Since the announcement as of 14 December 2015, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	6,349,000		2,414,688,946
14 December 2015	215,000	377.70	81,205,457
15 December 2015	170,000	380.72	64,721,873
16 December 2015	195,000	387.08	75,481,283
17 December 2015	190,000	391.27	74,342,174
18 December 2015	180,000	388.92	70,005,438
21 December 2015	180,000	392.52	70,652,898
22 December 2015	200,000	386.46	77,292,640
Accumulated under the programme	7,679,000		2,928,390,709

With the transactions stated above, Novo Nordisk owns a total of 52,168,703 B shares of DKK 0.20, corresponding to 2.0% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,600,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 17.5 billion during a 12-month period beginning 30 January 2015. As of 22 December 2015, Novo Nordisk has repurchased a total of 43,582,251 B shares equal to a transaction value of DKK 15,928,390,199.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 40,300 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Nina Weimann	+45 3075 4041	niwm@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 80 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 24, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer